UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

 (Amendment No. 4)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares	7	Sole Voting Power 902,304
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 902,304
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 902,304
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%[1]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 902,304[2]
Beneficially Owned by	8	Shared Voting Power 79,277[3]
Each Reporting	9	Sole Dispositive Power 902,304[2]
Person With	10	Shared Dispositive Power 79,277[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 902,304[3]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 4.4%[1]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

2

Because Riley Investment Management LLC has sole investment and voting power over 902,304 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

3

Riley Investment Management LLC has shared voting and dispositive power over 79,277 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 902,304 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 923,152[2]
Beneficially Owned by	8	Shared Voting Power 79,277[3]
Each Reporting	9	Sole Dispositive Power 923,152[2]
Person With	10	Shared Dispositive Power 79,277[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 923,152[3]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 4.5%[1]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

2

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 902,304 shares owned by Riley Investment Partners Master Fund, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned by B. Riley & Co. Retirement Trust.

3

Riley Investment Management LLC has shared voting and dispositive power over 79,277 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 6

Item 5.

Interest in Securities of the Issuer

Item 5 (a) and (c) as previously filed is hereby amended to add the following:

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(c)

The following transactions have been effected since the Reporting Person’s previous Schedule 13D amendment.

RIP	Transaction Code	Quantity	Price	Date
	Buy	3,118	7.1732	1/18/2007
	Buy	2,017	7.2091	1/19/2007
	Sell	(165,060)	7.7	1/23/2007

Investment Advisory Clients	Buy	282	7.1732	1/18/2007
	Buy	183	7.2091	1/19/2007
	Sell	(14,940)	7.7	1/23/2007
	Sell	(200,000)	7.7	1/23/2007

CUSIP No. 560635104	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2007

Riley Investment Partners Master Fund, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley